SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the proxy statement to be sent to the shareholders of Optibase Ltd. on or about September 9, 2009 and the related proxy card.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8

        (Form S-8 File No. 333-10840; Form S-8 File No. 333-12814; Form S-8 File No. 333-13186; Form S-8 File No. 333-91650; Form S-8 File No. 333-122128; S-8 File No. 333-137644; Form S-8 File No. 333-139688; Form S-8 File No. 333-148774;)

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: September 2, 2009

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OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

Dear Shareholder,

        You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the "Company") to be held at 10 a.m., Israel time, on Thursday, October 8, 2009, at the Company's offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel.

        The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

        For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” proposals 1 through 6, as specified on the enclosed form of proxy.

        We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 2 business days before the meeting.

        Thank you for your continued cooperation.

Very truly yours, SHLOMO (TOM) WYLER, Chief Executive Officer and President

Herzliya, Israel
September 2, 2009

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 10 a.m. Israel time, on Thursday, October 8, 2009, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel for the following purposes:

    1.        To re-elect to the Company’s board of directors (the “Board of Directors”) three directors currently in office;

    2.        To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2009 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

    3.        To approve the Company’s future purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries for the period of April 1, 2010 until March 31, 2011;

    4.        To approve compensation to Mr. Alex Hilman, in his capacity as the Executive Chairman of the Board of Directors;

    5.        To approve the filing of a registration statement in order to register for resale under the Securities Act of 1933, as amended all of the ordinary shares of the Company held by Mr. Shlomo (Tom) Wyler, the Company’s President and Chief Executive Officer, who is also considered the Company’s controlling shareholder; and

    6.        To approve the execution and performance by Mr. Shlomo (Tom) Wyler, the Company’s President, and Chief Executive Officer, who is also considered the Company’s controlling shareholder, of certain guarantees and indemnities (if and to the extent required), and the execution and performance of Mr. Wyler and the Company of a certain Reimbursement and Indemnification Agreement, all in connection with the Company’s acquisition of a beneficial interest in the property located at 485 Lexington Avenue, New York, NY.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2008. These documents can be found on the Company’s website at: www.optibase.com.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        Only shareholders of record at the close of business on September 8, 2009 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

        Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

        Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, SHLOMO (TOM) WYLER, Chief Executive Officer and President

Herzliya, Israel
September 2, 2009

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

PROXY STATEMENT

        This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 10 a.m., Israel time, on Thursday, October 8, 2009, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the “Notice”).

        At the Meeting, the shareholders will be asked to consider and vote on the following matters:

    1.        To re-elect to the Board of Directors three directors currently in office;

    2.        To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2009 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

    3.        To approve the Company’s future purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries for the period of April 1, 2010 until March 31, 2011;

    4.        To approve compensation to Mr. Alex Hilman, in his capacity as the Executive Chairman of the Board of Directors;

    5.        To approve the filing of a registration statement in order to register for resale under the Securities Act of 1933, as amended all of the ordinary shares of the Company held by Mr. Shlomo (Tom) Wyler, the Company’s President and Chief Executive Officer, who is also considered the Company’s controlling shareholder; and

    6.        To approve the execution and performance by Mr. Shlomo (Tom) Wyler, the Company’s President, and Chief Executive Officer, who is also considered the Company’s controlling shareholder, of a certain guarantees and indemnities (if and to the extent required), and the execution and performance of Mr. Wyler and the Company of certain Reimbursement and Indemnification Agreement, all in connection with the Company’s acquisition of a beneficial interest in the property located at 485 Lexington Avenue, New York, NY.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2008. These documents can be found on the Company’s website at: www.optibase.com.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        The approval of each of Proposals No. 1 through 4 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

        The approval of each of Proposals No. 5 and 6 requires the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

        Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise the Company whether or not that shareholder has a personal interest in the approval of each of Proposals No. 5 and 6. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of each such proposal. Shareholders who do not indicate whether or not they have a personal interest in the approval of each such proposal will not be eligible to vote their Shares as to such proposal.

        Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

    (i)        a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

    (ii)        a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

        A personal interest resulting merely from holding the Company’s Shares will not be deemed a personal interest.

        Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Meeting, the Meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned Meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned Meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Israeli Companies Law of 1999 (the “Companies Law”).

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN “STREET NAME”;
EXPRESSING POSITIONS

        Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above (except for Proposals No. 5 and 6). If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum. Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

        Note for Shareholders in “Street Name”

        Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date, as well as a statement from such record holder that it did not vote such Shares.

        Position Statements

        Shareholders are permitted to express their position on the proposals on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Financial Officer no later than September 18, 2009. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

        Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about September 9, 2009 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

        The Company had 16,518,708 Shares outstanding as of September 1, 2009 (such number excludes (i) 363,573 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 32,000 Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of September 1, 2009 or within 60 days thereafter). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

Proposal No. 1

RE-ELECTION OF DIRECTORS

        At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, constitute as of the date of this Proxy Statement, the entire Board of Directors. Each of the re-elected directors will hold office until the next Annual General Meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Annual General Meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

        The nominees have indicated to the Company their availability for election. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

        The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

        The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of September 1, 2009:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)

Shlomo (Tom) Wyler(i)	2001	Chief Executive Officer and President of the Company	42.57	%(2)
Dana Tamir-Tavor(ii)	2000	Chief Operations Officer at Comverse MMS	0.23	%(3)
Alex Hilman	2002	Executive Chairman of the Board of Directors of the Company and Partner in an Israeli accounting firm	0.23	%(4)

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)

Orli Garti Seroussi (i)(ii)(iii)	2008	General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa	0.01
Itzik Wulkan (ii)(iii)	2007	Independent Entrepreneur	0.01

(1)	The beneficial ownership is calculated based on 16,518,708 Shares outstanding as of September 1, 2009. Such number excludes (i) 363,573 Shares held by or for the benefit of the Company which have no voting or equity rights, and (ii) 32,000 Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of September 1, 2009 or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission (the “SEC”) and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of September 1, 2009 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person. Based on information provided to us by the directors, the persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

(2)	Including 300,000 options that are currently exercisable or exercisable within 60 days as of September 1, 2009.

(3)	Consisting of 37,500 options that are currently exercisable or exercisable within 60 days as of September 1, 2009.

(4)	Including 28,250 options that are currently exercisable or exercisable within 60 days as of September 1, 2009.

(i) Member of the investment committee.

(ii) Member of the compensation committee.

(iii) Member of the audit committee.

        Shlomo (Tom) Wyler serves as the President and Chief Executive Officer of our Company. Since his investment in us in September 2001 (then through Festin Management Corp.), Mr. Wyler has served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange, financial futures and real-estate. In the early 1990s, Mr. Wyler turned his efforts to real estate interests in the U.S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

        Dana Tamir-Tavor joined our board of directors in September 2000. Presently, Ms. Tamir serves as the Chief of Staff of the VAS Group in Comverse after having served as the co-manager of the Indian offshore operation for Comverse. From January 1997 to May 2000, Ms. Tamir served as the Chief Executive Officer of Qronus, Inc., a company that was spun off by Mercury Interactive Corp. Prior to that Ms. Tamir managed and executed large-scale Command Control & Communication real-time systems for the Israeli Defense Forces and European armies.

        Alex Hilman joined our board of directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves on the boards of various companies. Mr. Hilman was the President of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman lectured on taxation in Tel-Aviv University, and has published professional works on tax and accounting, among them, “The Israel Tax Guide”. Mr. Hilman holds a B.A. degree in Accounting and Economics from Tel Aviv University.

        Each of the nominees to serve as directors of the Company declared that: (i) he or she has the required qualifications and ability to devote the time required for its service as a director and specified the said qualifications; and (ii) that the limitations specified in sections 226 and 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law.

        There will be no change in the compensation of each nominee to serve as a director (except with regard to Mr. Hilman, see also Proposal No. 4 below).

Alternate Directors

        Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company’s directors. Pursuant to the Company’s articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

        The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

        The Company’s current external directors Ms. Orli Garti-Seroussi and Mr. Itzhak Wulkan will continue to serve as external directors for the remainder of their term.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Messrs. Wyler and Hilman and Ms. Tamir-Tavor as directors of the Company, and as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND THEIR REMUNERATION

        Following the recommendation of the Audit Committee and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending on December 31, 2009 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

        Such auditors have served as the Company’s auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditors for the fiscal year ending on December 31, 2009, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company, and as presented to the shareholders, be, and same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF THE COMPANY'S FUTURE PURCHASE OF AN INSURANCE POLICY
CONCERNING INSURANCE OF DIRECTORS' AND OFFICERS' LIABILITY, INCLUDING
AS DIRECTORS AND OFFICERS OF THE COMPANY'S SUBSIDIARIES FOR FOR THE
PERIOD OF APRIL 1, 2010 UNTIL MARCH 31, 2011

        The Company’s existing directors’ and officers’ liability insurance policy covers the liability of directors and officers, including as directors or officers of the Company’s subsidiaries. Such policy covers a total liability of US $10,000,000 and the premium paid by the Company with respect to such insurance policy is approximately US $59,500. The policy is for a one-year period and is due to expire on March 31, 2009.

        Accordingly, it is proposed, following the approval by the Audit Committee and Board of Directors, to approve a future purchase by the Company of an insurance policy for directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, in substantially the same terms and conditions as the existing policy, for the period commencing on April 1, 2010 and ending on March 31, 2011. The maximum coverage amount under such policy and the maximum premium to be paid by the Company for such policy shall not exceed US $10,000,000 and US $80,000, respectively.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s future purchase of an insurance policy with respect to directors’ and officers’ liability, including as directors of officers of the Company’s subsidiary for the period commencing April 1, 2010 and ending on March 31, 2011, which terms have been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPROVAL OF COMPENSATION TO MR. ALEX HILMAN, IN HIS CAPACITY AS THE
EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY

        On September 1, 2009, Mr. Shlomo (Tom) Wyler resigned from his service as Executive Chairman of the Board of Directors. On the same day, the Board of Directors appointed Mr. Alex Hilman, a director of the Company, to serve as Executive Chairman of the Board of Directors. Mr. Hilman will perform such duties and exercise powers as may reasonably be assigned to him by the Board of Directors.

        In connection with Mr. Hilman’s appointment as Executive Chairman, and following the approval by the Audit Committee and Board of Directors, it is proposed to approve the following compensation to Mr. Hilman for his services as Executive Chairman.

        Mr. Hilman will be entitled to receive a monthly payment of NIS 20,000 as well as applicable value added tax, against the receipt of a tax invoice. The Company will also reimburse Mr. Hilman of his reasonable expenses directly incurred by him in the performance of his duties against the production of appropriate receipts.

        In addition, Mr. Hilman will be granted, effective as of the date of the Meeting, 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company (collectively, in this Proposal No. 4, the “Options”) under the Section 102 Capital Gains Track and under the 1999 Israeli Share Option Plan, as amended (the “Plan”). The following is a short summary of the principal terms of the Plan applicable to Mr. Hilman:

        Number of Options

        The aggregate number of Options to be granted to Mr. Hilman (100,000 options) shall constitute following their exercise approximately 0.60% of the Company’s issued share capital1 and 0.60% of the voting rights in the Company2 and approximately 0.56% of the Company’s issued share capital3 and 0.56% of the voting rights in the Company4, on a fully-diluted basis5.

        Consideration

        The Options shall be granted to Mr. Hilman without cash consideration. The exercise price of each Option was determined to be $1.192 which was calculated as the average of the closing price per share of the Company’s Shares on the Nasdaq Global Market on the 30 (thirty) days prior to September 1, 2009 (the date on which the Audit Committee and Board of Directors approved Mr. Hilman’s compensation). Upon the exercise of the Options, the Options, shall be allocated on behalf of Mr. Hilman to the Trustee (as such term defined in the Plan) under the provisions of the Capital Gains Tax Track and will be held by the Trustee for the period stated in Section 102 of the Income Tax Ordinance, 1961 and the Income Tax Regulations (Tax Relieves in Allocation of Shares to Employees), 2003 promulgated thereunder.

        Vesting and Expiration

        The right of Mr. Hilman to exercise the Options issued to him shall vest accordingly: (i) 25,000 Options shall vest on the first anniversary of the date of the Meeting, (ii) an additional 25,000 Options shall vest on the second anniversary of the date of the Meeting, (iii) an additional 25,000 Options shall vest on the third anniversary of the date of the Meeting, and (iv) the remaining 25,000 Options shall vest on the fourth anniversary of the date of the Meeting.

        The Options may not be exercised following their 10th anniversary.

[1]	Excluding 363,573 ordinary shares of the Company held by the Company which do not have any voting or equity rights.
[2]	Excluding: (i) 363,573 ordinary shares of the Company held by the Company which do not have any voting or equity rights; and (ii) 32,000 ordinary shares of the Company held by a trustee under the 2006 Israeli Incentive Compensation Plan of the Company which do not have voting rights.
[3]	See footnote 1 above.
[4]	See footnote 2 above.
[5]	Assuming the exercise of 1,173,536, which constitute, as of the date of this proxy statement, all of the Company’s securities exercisable into ordinary shares of the Company.

        Adjustments

        The number of Shares to be issued upon the exercise of the Options is subject to customary adjustments in the event of changes in capitalization, dissolution or liquidation, merger or asset sale.

        Termination of relationship between the Company and Mr. Hilman

        Termination of Relationship as a Service Provider. If Mr. Hilman ceases to be a Service Provider, as defined in the Plan, and other than upon Mr. Hilman’s death or disability, Mr. Hilman may exercise the Options within ninety (90) days following Mr. Hilman’s termination to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options). If, on the date of termination, Mr. Hilman is not vested as to the entire Options, the Shares covered by the unvested portion of the Options shall revert to the Plan. If, after termination, Mr. Hilman does not exercise his Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the Plan.

        Disability of Mr. Hilman. If Mr. Hilman ceases to be a Service Provider as a result of Mr. Hilman’s Disability, as defined in the Plan, Mr. Hilman may exercise the Options within twelve (12) months following Mr. Hilman’s termination to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options as set forth in section 1.4 above). If, on the date of termination, Mr. Hilman is not vested as to the entire Options, the Shares covered by the unvested portion of the Options shall revert to the Plan. If, after termination, Mr. Hilman does not exercise the Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the Plan.

        Death of Mr. Hilman (god forbids). If Mr. Hilman dies (god forbids) while a Service Provider, as defined in the Plan, the Options may be exercised within twelve (12) months following Mr. Hilman’s death to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options). If, on the date of termination, Mr. Hilman is not vested as to the entire Options, the Shares covered by the unvested portion of the Options shall revert to the Plan. If, after termination, Mr. Hilman does not exercise the Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the Plan.

        Non-Transferability of Options

        The Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of Mr. Hilman, only by Mr. Hilman.

        Date of Issuance

        The issuance of the Options will be consummated on the day of the receipt of the Company’s general meeting of shareholders’ approval for the issuance as detailed in this Proposal No. 4.

        Tax Effects of the Private Issuance on the Company

        All tax consequences under any applicable law (other than any applicable stamp duty) which may arise from the grant of the Options and/or the exercise thereof and/or the holding or sale of Shares (or other securities issued under the Plan) and/or any dividend or other benefits granted for such Shares by or on behalf of Mr. Hilman in connection with any of the foregoing shall be borne solely by Mr. Hilman.

        Board of Directors’ Discretion

        Under the Plan, the Board of Directors has discretion regarding certain items under the Plan, inter alia, its administration and construction and interpretation of the terms of the Plan.

        There will be no employer-employee relationship between Mr. Hilman and the Company. Mr. Hilman has agreed to indemnify the Company with respect to any amount, rights or benefits the Company would be required to pay Mr. Hilman, including legal fees, in connection with any determination by the labor court and/or any other authority that Mr. Hilman was or is an employee of the Company during the term of Mr. Hilman’s service as Executive Chairman. The Company will be entitled to set off any indemnification amount from any amounts it owes Mr. Hilman.

        The indemnification letter previously provided to Mr. Hilman by the Company will continue to remain in effect following the appointment of Mr. Hilman as Executive Chairman.

        The service of Mr. Hilman as Executive Chairman commences upon his appointment (September 1, 2009) and may be terminated by the Board of Directors at any time upon the Board of Directors’ decision.

        The above compensation proposed to be granted to Mr. Hilman replaces the existing compensation paid to Mr. Hilman as a director of the Company (US $18,000 per annum).

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the compensation of Mr. Alex Hilman in his capacity as Executive Chairman of the Board of Directors, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

APPROVAL OF THE FILING OF A REGISTRATION STATEMENT IN ORDER TO
REGISTER FOR RESALE UNDER THE SECURITIES ACT OF 1933, AS AMENDED ALL OF
THE ORDINARY SHARES OF THE COMPANY HELD BY MR. SHLOMO (TOM) WYLER,
THE COMPANY'S PRESIDENTAND CHIEF EXECUTIVE OFFICER, WHO IS ALSO
CONSIDERED THE COMPANY'S CONTROLLING SHAREHOLDER

        On May 13, 2008, the Company’s shareholders approved a private issuance by the Company of newly issued ordinary shares of the Company to Mr. Shlomo (Tom) Wyler, the President and Chief Executive Officer, who is also considered the controlling shareholder of the Company, in consideration for US $5,000,000 in cash.

        Accordingly, on June 19, 2008, the Company issued to Mr. Wyler 2,816,901 ordinary shares of the Company NIS 0.13 par value each (the “Issued Shares”). In connection with such issuance, the Company’s shareholders also approved the Company’s undertaking to make best efforts to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) all the Issued Shares within 6 months as of the date of issuance. On August 25, 2008, Mr. Wyler agreed to extend the time period during which the Company will be required to make its best efforts for the registration for resale under the Securities Act until 24 months as of the date of the issuance of the Issued Shares (i.e. June 19, 2008).

        Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the registration for resale under the Securities Act of 4,069,447 ordinary shares NIS 0.13 par value each, which constitute all the ordinary shares of the Company held, as of the date of this proxy statement, by Mr. Wyler. The Company will bear the expenses relating to the preparation and filing of such registration statement.

        In its decision, the Board of Directors stated that the Company has already undertaken to register for resale the Issued Shares, and that the inclusion of the additional shares held by Mr. Wyler in such registration statement does not require significant costs.

        It is clarified that the registration for resale of the Issued Shares will not be affected in any way in the event the Company’s shareholders do not approve this Proposal No. 5.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the approval of the filing of a registration statement by the Company in order to register for resale under the Securities Act of 1933, as amended all of the ordinary shares of the Company held by Mr. Shlomo (Tom) Wyler, the Company’s President, Chief Executive Officer, who is also considered the Company’s controlling shareholder, and as presented to the shareholders, be, and the same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

APPROVAL OF THE EXECUTION AND PERFORMANCE BY MR. SHLOMO (TOM)
WYLER, THE COMPANY'S PRESIDENT, AND CHIEF EXECUTIVE OFFICER, WHO IS
ALSO CONSIDERED THE COMPANY'S CONTROLLING SHAREHOLDER, OF CERTAIN
GUARANTEES AND INDEMNITIES (IF AND TO THE EXTENT REQUIRED), AND THE
EXECUTION AND PERFORMANCE OF MR. WYLER AND THE COMPANY OF A CERTAIN
REIMBURSEMENT AND INDEMNIFICATION AGREEMENT, ALL IN CONNECTION WITH
THE COMPANY'S ACQUISITION OF A BENEFICIAL INTEREST IN THE PROPERTY
LOCATED AT 485 LEXINGTON AVENUE, NEW YORK, NY

        On August 7, 2009, the Company entered into a joint venture to acquire 49.5% of the beneficial interest in the office building located at 485 Lexington Avenue in Manhattan, New York (the “Property”) from a subsidiary of SL Green Realty Corp. The Company and Gilmor USA LLC (“Gilmor”), an unrelated party, are each equal partners in the joint venture through Mazal 485 LLC, a Delaware limited liability company (“Mazal 485 LLC”). On August 7, 2009, Mazal 485 LLC entered into that certain Sale-Purchase Agreement with Green 485 Holdings LLC to acquire certain interests in the Property. The transaction is further described in the Company’s announcement on August 10, 2009 and in the report filed by the Company with the SEC on Form 6-K on the same day.

        The Property has existing non-recourse mortgage financing in the principal amount of US$450,000,000 (the “Loan”) serviced by Wachovia Bank National Association (the “Lender”). The transaction is subject to certain conditions including the Lender’s approval of the transfer of ownership in Green 485 JV LLC and the Lender’s approval of substitute guarantors under the Loan.

        In this regard, Mr. Shlomo (Tom) Wyler, the Chief Executive Officer and President of the Company, who is deemed also the Company’s controlling shareholder together with certain other parties, may be required to provide limited guarantees and indemnities in connection with the Loan for exceptional events which may include, but not be limited to, fraud, bankruptcy, dissolution, reorganization and liquidation proceedings, prohibited transfers, and certain acts of misapplication and/or misappropriation (the “Wyler Undertakings”). Mr. Wyler and the Company have entered into a reimbursement and indemnification agreement with Gilmor and its principles, in order to allocate their maximum obligations for responsibility under these guarantees and indemnities (the “Reimbursement and Indemnification Agreement”).

        Under Israeli law, extraordinary transactions between a public company and its controlling shareholders and extraordinary transactions between a public company and another person in which such company’s controlling shareholder has a personal interest require the approval by such company’s audit committee, board of directors and the shareholders of such company by a special majority.

        Accordingly, the Audit Committee and Board of Directors approved the execution and performance of the Wyler Undertakings (if and to the extent required) and approved the execution and performance of the Reimbursement and Indemnification Agreement. In their approval, the Audit Committee and Board of Directors stated, among other things, that the Wyler Undertakings (if and to the extent required) and the execution and performance of the Reimbursement and Indemnification Agreement by Mr. Wyler and the Company are for the sole benefit of the Company and that Mr. Wyler was not provided with any consideration in connection therewith.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the approval of the execution and performance by Mr. Shlomo (Tom) Wyler, the Company’s President, and Chief Executive Officer, who is also considered the Company’s controlling shareholder, of certain guarantees and indemnities (if and to the extent required), and the execution and performance of Mr. Wyler and the Company of a certain Reimbursement and Indemnification Agreement, all in connection with the Company’s acquisition of a beneficial interest in the property located at 485 Lexington Avenue, as presented to the shareholders, be, and the same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2008. These documents can be found on the Company’s website at: www.optibase.com.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

        The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 2 business days before the Meeting.

By Order of the Board of Directors, SHLOMO (TOM) WYLER, Chief Executive Officer and President

September 2, 2009

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 8, 2009

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shlomo (Tom) Wyler, Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the “Company”), standing in the name of the undersigned at the close of business on September 8, 2009 at the Annual General Meeting of Shareholders of the Company to be held at the Company’s offices, 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, on Thursday, October 8, 2009, at 10 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

        The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

        The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted “FOR” all the proposals (except for Proposals No. 5 and 6) and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒	Please mark your votes as in this example.

Proposal 1:	Re-election to the Company’s board of directors of three (3) directors currently in office.

Re-election of Shlomo (Tom) Wyler to the Company’s board of directors.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Re-election of Alex Hilman to the Company’s board of directors.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Re-election of Dana Tamir-Tavor to the Company’s board of directors.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 2:

Reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2009 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 3:

Approval of the Company’s future purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries for the period of April 1, 2010 until March 31, 2011.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 4:

Approval of compensation to Mr. Alex Hilman, in his capacity as the Executive Chairman of the Board of Directors.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 5:

Approval of the filing of a registration statement in order to register for resale, under the Securities Act of 1933, as amended, all of the ordinary shares of the Company held by Mr. Tom Wyler, the Company’s President and Chief Executive Officer, who is also considered the Company’s controlling shareholder.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 5? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 5.)

YES	NO

☐	☐

Proposal 6:

Approval of the execution and performance by Mr. Tom Wyler, the Company’s President, and Chief Executive Officer, who is also considered the Company’s controlling shareholder, of a certain guarantees and indemnities (if and to the extent required), and the execution and performance of Mr. Wyler and the Company of certain Reimbursement and Indemnification Agreement, all in connection with the Company’s acquisition of a beneficial interest in the property located at 485 Lexington Avenue, New York, NY.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 6? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 6.)

YES	NO

☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2009

_______________________________________________________
(Signature of Stockholder)

_______________________________________________________
(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.